UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-24911

(Check One):   ☒Form 10-K    ☐Form 20-F    ☐Form 10-Q    ☐Form 10-D    ☐Form N-SAR

For Period Ended: December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

Braintech, Inc.

Former Name if Applicable

Address of Principle Executive Office (Street and Number)
1750 Tysons Boulevard
Suite 350
McLean, Virginia 22102

City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Braintech, Inc.'s (the "Company") consolidated financial statements for fiscal year 2009 have not been audited and therefore the Company cannot file a Form 10-K. The Company expects to make a determination by April 15, 2010 regarding its ability to file Form 10-K at a future date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward A. White	(604)	786-7793
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes  ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s 10-Q for its fiscal quarter ended September 30, 2009 filed with the Securities Exchange Commission on November 16, 2009 reflects substantial decreases in sales during 2009 when compared to corresponding periods in 2008 and reflects significant changes in results of operations during 2009 when compared to corresponding periods in 2008.  The Company intends to file a Form 8-K with fiscal year 2009 operating results as soon as practical.

                                         Braintech, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BRAINTECH, INC.

Date:	April 1, 2010	By:	/s/ Edward A. White
Edward A. White, Senior Vice President, Administration

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.